[KSW LETTERHEAD]



May 16, 2005


BY EDGAR (Correspondence)
-------------------------


United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention: Mr. John Cash


Re:      KSW, Inc. (SEC File No. 0-27290) -
         Form 10-K for the fiscal year ended December 31, 2004
         -----------------------------------------------------

Dear Mr. Cash:

This letter responds to your letter dated May 9, 2005, relating to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on the above-referenced filing of KSW, Inc. (the "Company"). We have set forth below each of the Staff's comments in your May 9 letter (correspondingly numbered), followed by our responses. As indicated in this letter, we will provide revised or additional disclosure in all applicable future filings beginning, to the extent practical, with our quarterly report on Form 10-Q for the quarter ending June 30, 2005.

10-K for the Period Ended December 31, 2004
-------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended June 30, 2005.

COMPANY RESPONSE:

     We will provide the requested responses in our supplemental responses below and, as noted above, will provide such revised or additional disclosure in all applicable future filings beginning, to the extent practical, with our quarterly report on Form 10-Q for the quarter ending June 30, 2005.


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United States Securities and Exchange Commission
Division of Corporate Finance
May 16, 2005
Page 2



Backlog, page 5:
----------------

2. Please tell us and disclose the portion of your backlog not reasonably expected to be filled within the current fiscal year. Include in your discussion seasonal or other material aspects of the backlog. Refer to Item 101(c)(viii) of Regulation S-K.

COMPANY RESPONSE:

     Backlog is defined as work under contract but not yet performed. At various times the number of projects in the Company's backlog will vary, as will the contract values. The duration of a contract is based on contract terms, the amount and type of work to be performed and the conditions of the job site once this job is underway. Seasonality does not affect the Company's backlog. At December 31, 2004, the amount of backlog reported was approximately $36,000,000, of which approximately $7,000,000 is not expected to be completed within one year.

     For Form 10-Q filings in the future, we will estimate and disclose the amount of backlog which is not reasonably expected to be completed within the current fiscal year. For future Form 10-K filings, we will estimate and disclose the amount of backlog which is not reasonably expected to be completed within the next fiscal year. Our disclosure will be in substantially the form set forth above in the first paragraph of this response, including the discussion of material aspects of the backlog.

Item 3 Legal Proceedings, page 7:
---------------------------------

3. Please update us on the status of your pending litigation versus NAB Construction Corp. In light of the elapsed time involved in litigating your claims, please tell us if you have reconsidered accruing for the potential loss of these receivables.

COMPANY RESPONSE:

     In February 1999, the Company sued the general contractor on the Co-Op City Project and its bonding company in New York State Supreme Court, Queens County to recover its contract balance and unpaid proposals. The Company's lawsuit seeks recovery of approximately $1,937,000, consisting of accounts receivable applicable to the base contract of approximately $437,000, and unpaid final retainage billings of approximately $1,500,000. The Company also seeks to be compensated for unanticipated costs incurred through 1998, in the sum, as presented at trial, of $2,303,727. These unanticipated costs have not been reflected as a claim receivable in the Company's financial statements because it is the policy of the Company not to record income from claims until the claims have been received or awarded. Discovery was completed in mid-2001 and the case was placed on the trial calendar. Due to the complexity of this case, it was assigned in September 2002 to a


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United States Securities and Exchange Commission
Division of Corporate Finance
May 16, 2005
Page 3


     judicial hearing officer to try and determine. As is the practice in this court, the judicial hearing officer assigns a limited number of days for the trial at any one time and adjourns the case for several months between trial sessions, a procedure similar to an arbitration proceeding. This case has been tried for 43 days and was adjourned by the court to June 13, 2005 for further trial proceedings. It can be reasonably anticipated that trial will be concluded and a decision received this year.

     Based on the time and effort expended, the likelihood of a determination this year, the fact that the defendant's surety is a party defendant, and the fact that the Court has indicated that interest at 9% per year will be awarded on any recovery, the Company does not believe it would be appropriate to accrue for any potential loss of this receivable.

Note 4- Contract Receivable, page F-20:
---------------------------------------

4. Please tell us and disclose the nature of the components of Accounts Receivable- Long Term. Additionally, disclose in your contract receivable accounting policy the typical terms of your accounts and contract retention receivables and what type of contract activity would give rise to long-term receivables.

COMPANY RESPONSE:

     As of December 31, 2004, KSW, Inc. reported long term accounts receivable of $2,037,000. This balance consists of $1,937,000 applicable to contract billings on the NAB Construction Corp. contract, which is in litigation, and $100,000 applicable to another contract which is due to be paid July 2006, based on a closeout agreement. We will indicate in future filings, under Note (9)(E) captioned "Commitments and contingencies- Legal", that the accounts receivable of approximately $1,937,000 related to the Co-Op City case is classified as a long-term receivable.

     As stated in Note (2)(D), under the caption "Summary of significant accounting policies- Contract receivable", accounts receivable and contract retentions are due based on contract terms. We will disclose in future filings that the typical contract provides that the Company is paid monthly based on the value of work performed during the previous month, less a retention of up to 10%, which is withheld and then payable after substantial completion of the contract.

     A long term receivable would only be carried in the case where a receivable is not paid in accordance with the terms of the Company's contract, is not expected to be collected within one year, and collection efforts are necessary. We will include this disclosure in our future filings.


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United States Securities and Exchange Commission
Division of Corporate Finance
May 16, 2005
Page 4


We acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If the Staff has any questions regarding the foregoing responses, they should call the undersigned at (718) 340-1444. Any additional written Staff comments regarding the foregoing should be directed to the undersigned as well.



Sincerely,

/s/ Richard W. Lucas

Richard W. Lucas
Chief Financial Officer

RL/sa